Exhibit G
                                                       Form of Notice

Securities and Exchange Commission
(Release No. 35-_________)

         The Cincinnati Gas & Electric Company, an Ohio corporation ("CG&E"), at 139 East Fourth Street, Cincinnati, Ohio 45202, and INOH Gas, Inc., an Indiana corporation ("INOH" and, together with CG&E, "Applicants"), at 2569 Handyside Avenue, Cincinnati, Ohio 45208, have filed an application-declaration ("Application") with the Commission under Sections 3(a)(1) and 12(d) of the Act and Rules 44 and 54 thereunder. As described below, Applicants request authorization for the following: (i) CG&E requests authority to sell to INOH all of the issued and outstanding common stock of Lawrenceburg Gas Company, an Indiana corporation and gas utility company ("Lawrenceburg"), and (ii) INOH requests an order under Section 3(a)(1) of the Act exempting it and its subsidiaries from all provisions of the Act, except Section 9(a)(2).

         CG&E is a public utility company all of whose outstanding common stock is owned by Cinergy Corp., a Delaware corporation ("Cinergy") and a registered holding company under the Act. In addition to CG&E, Cinergy directly holds all the outstanding common stock of another public utility company, PSI Energy, Inc., a vertically integrated electric utility that provides service in north central, central and southern Indiana. Through various other subsidiaries, Cinergy engages in a variety of energy-related and other authorized non-utility businesses. As of and for the year ended December 31, 2003, Cinergy reported consolidated total operating revenues of approximately $4.4 billion and consolidated total assets of approximately $14 billion.

         CG&E is a combination electric and gas public utility holding company that provides service in the southwestern portion of Ohio and, through its subsidiaries, in nearby areas of Kentucky and Indiana. CG&E's principal subsidiary is The Union Light, Heat and Power Company, which provides electric and gas service in northern Kentucky. CG&E's other utility subsidiaries, Lawrenceburg and Miami Power Corporation, are insignificant to its results of operations.1 As of and for the year ended December 31, 2003, CG&E reported consolidated total operating revenues of approximately $2.4 billion and consolidated total assets of approximately $5.8 billion.

         Lawrenceburg distributes and sells natural gas to approximately 6,100 residential, commercial, industrial and municipal customers over a 60-square mile area in southeastern Indiana. Lawrenceburg owns a gas distribution system located within Indiana consisting of 161 miles of mains and 26 miles of service lines. Lawrenceburg is connected with and sells gas at wholesale to the City of Aurora, Indiana, and is also connected with interstate gas pipeline systems owned by Texas Gas Transmission Corporation and Texas Eastern Transmission Corporation. As of and for the year ended December 31, 2003, Lawrenceburg had total operating revenues of approximately $10.9 million and total assets of approximately $19.4 million, including net property, plant and equipment of approximately $16.2million. As a "public utility" under the laws of Indiana, Lawrenceburg is subject to regulation by the Indiana Utility Regulatory Commission ("IURC") with respect to such matters as retail rates, service and safety standards, accounts, acquisitions and sales of utility properties and issuance of securities.

         Headquartered in Greendale, Indiana, INOH is a privately held Indiana corporation formed to acquire the common stock of Lawrenceburg. Upon consummation of the Transaction, Lawrenceburg will be a wholly-owned subsidiary of INOH. INOH owns, and upon consummation of the Transaction will own, no other public utility companies. According to the Application, the principals of INOH have over 35 years of professional experience in the utility and construction industries including engineering and operations.

         CG&E and INOH have entered into a Stock Purchase Agreement, dated as of February 27, 2004 (the "Purchase Agreement"), pursuant to which CG&E has agreed to sell to INOH, and INOH has agreed to purchase, all of the outstanding shares (the "Shares") of common stock, $50 par value per share, of Lawrenceburg (the "Transaction").2 Subject to the terms and conditions of the Purchase Agreement, at the closing of the Transaction (the "Closing"), INOH has agreed to pay CG&E a purchase price of $16,700,000 in cash for the Shares (the "Purchase Price"), subject to potential increase or decrease to the extent that the working capital of Lawrenceburg at the Closing exceeds or is less than the adjusted working capital of Lawrenceburg as of a date shortly before signing of the Purchase Agreement. The Application states that the Purchase Agreement contains representations and warranties, covenants, closing conditions, termination rights, indemnification obligations and associated provisions that are typical for transactions of this sort. CG&E requests authority under the Act for the proposed sale of the Shares to INOH. CG&E will use the net proceeds from the sale of Lawrenceburg to reduce outstanding short-term indebtedness and for general corporate purposes.

         CG&E states that it determined to seek indications of interest for the sale of Lawrenceburg because, among other reasons, in light of its small size, Lawrenceburg has little strategic value to CG&E and is insignificant to CG&E's overall business. To that end, in the summer of 2003, CG&E sought non-binding preliminary indications of interest for the sale of Lawrenceburg from a limited number of potential bidders, including certain regional gas utilities. From that process, INOH emerged as the most attractive potential buyer, among other reasons because of the favorable all-cash purchase price preliminarily proposed by INOH, together with the lack of any financing contingency connected to that "indicative" purchase price. The Purchase Price and other definitive terms for the sale of Lawrenceburg reflected in the Purchase Agreement -- negotiated by representatives of the parties over a number of months, commencing in the fall of 2003 -- are the result of arms-length negotiations, and the Purchase Price constitutes fair and adequate consideration for the sale of Shares. CG&E expects to realize an after-tax gain upon consummation of the Transaction. The fees, commissions and expenses to be paid by CG&E or any associate company in connection with the Transaction amount to significantly less than 1% of the Purchase Price. CG&E did not retain a financial advisor in connection with the proposed Transaction.

         Upon consummation of the Transaction, by virtue of its ownership of all of the outstanding common stock of Lawrenceburg, INOH will be deemed a "holding company" under the Act, but submits that it will be entitled to the exemption afforded by Section 3(a)(1) thereof. Accordingly, INOH requests that the Commission issue an order under Section 3(a)(1) of the Act exempting INOH and its subsidiary companies as such from all provisions of the Act except Section 9(a)(2). In support of such request, INOH states that upon consummation of the Transaction, INOH will derive a "material part" of its income from Lawrenceburg, which will constitute its only public utility subsidiary.3 Both companies are incorporated under the laws of Indiana, the same State in which all of Lawrenceburg's public utility operations are conducted. All of Lawrenceburg's gas distribution facilities, which comprise substantially all of its physical assets, are likewise located in Indiana. Following the consummation of the Transaction, Lawrenceburg, as a "public utility" under Indiana law, will remain subject to extensive regulation by the IURC, with respect to such matters as rates, service and safety standards, accounting, securities issuances, and acquisitions and sales of utility property.

         The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, by CG&E or any associate company thereof in connection with the proposed Transaction are estimated not to exceed approximately $50,000, consisting chiefly of fees for outside legal counsel.

         No state or federal commission, other than this Commission, has jurisdiction over the Transaction. Although the IURC does not have jurisdiction over the Transaction, the Applicants met with the IURC prior to filing the Application, and state that following the consummation of the Transaction, the IURC will continue to exercise extensive regulatory oversight over Lawrenceburg.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.


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1 Miami Power Corporation's business is limited to owning a 138 kilovolt transmission line running from the Miami Fort Generating Station along the Ohio River in southwestern Ohio to a point near Madison, Indiana.

2 At the date of the Purchase Agreement, 10,768 Shares were issued and outstanding, all of which were held by CG&E.

3 In any event, citing precedent, INOH states that the state of incorporation and interstate character of business of an applicant's non-utility subsidiaries are irrelevant in determining whether a holding company is entitled to an exemption under Section 3(a)(1).